Exhibit 99.1

Navigator Holdings Ltd.

2017 Annual General Meeting of Shareholders Results Notification

September 13, 2017

Navigator Holdings Ltd. (the “Company”) (NYSE:NVGS) advises that its 2017 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on September 13, 2017 at 9:00 a.m. local time at The Coral Beach and Tennis Club, Bermuda. The following proposals were approved:

1. To elect David J. Butters, Dr. Heiko Fischer, David Kenwright, Hal Malone, Spiros Milonas, Alexander Oetker and Florian Weidinger to serve as members of the Board of Directors of the Company until the 2018 Annual General Meeting of Shareholders; and

2. To ratify the appointment of KPMG LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2017.

No other proposals were voted on at the Annual Meeting.

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation services of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including one newbuilding scheduled for delivery in October 2017.

Navigator Gas

Attention: Investor Relations Department

New York:	650 Madison Avenue, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850